Form 51-102F3
Material Change Report

Item 1.  Name and Address of Company

SilverCrest Metals Inc. (the "Company" or "SilverCrest")

Suite 501, 570 Granville Street

Vancouver, British Columbia

V6C 3P1 Canada

Item 2. Date of Material Change

April 20, 2020.

Item 3. News Release

The News Release dated April 21, 2020 was disseminated through Newsfile Corp.

Item 4. Summary of Material Change

The Company announced that SSR Mining Inc. has elected to exercise its equity participation right pursuant to an agreement between the Company and SSR Mining Inc. dated November 28, 2018 (see news release dated November 29, 2018).

Item 5.1  Full Description of Material Change

The Company announced that SSR Mining Inc. ("SSR Mining") has elected to exercise its equity participation right pursuant to an agreement between the Company and SSR Mining dated November 28, 2018 (see news release dated November 29, 2018). Accordingly, SSR Mining has agreed to purchase 3,597,291 shares of SilverCrest ("SSR Mining Placement") for aggregate proceeds of C$26,979,682.50 at the same price of C$7.50 as the non-brokered private placement offering announced by SilverCrest on April 13, 2020 and closed, as announced, on April 17, 2020.

The net proceeds of the SSR Mining Placement will be used for continued exploration and development of the Company's Las Chispas Project and for general working capital and administrative purposes. Following completion of the SSR Mining Placement, SilverCrest will have a cash balance of C$234 million in its treasury.

The SSR Mining Placement is scheduled to close on or about April 24, 2020, subject to certain conditions, including the receipt by SilverCrest of all necessary regulatory approvals, and the shares purchased by SSR Mining will be subject to a hold period of four months and one day.

In conjunction with the SSR Mining Placement, SSR Mining has advised SilverCrest that it has entered into a transaction with 2176423 Ontario Ltd., a corporation beneficially controlled by Mr. Eric Sprott, whereby SSR Mining has agreed to sell the 3,597,291 SilverCrest common shares acquired pursuant to the SSR Mining Placement to Mr. Sprott at a price of C$7.65 per common share pursuant to available exemptions under applicable Canadian securities laws. The shares acquired by Mr. Sprott will continue to be subject to the original hold period of four months and one day. Following such disposition, SSR Mining will retain ownership of 9,000,645 common shares, representing 7.1% of outstanding shares of SilverCrest.

Item 5.2 Disclosure for Restructuring Transactions

 Not applicable.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

 Not applicable.

Item 7. Omitted Information

 Not applicable.

Item 8. Executive Officer

Anne Yong, Chief Financial Officer

Telephone:  (604) 694-1730

Item 9. Date of Report

April 22, 2020.